

July 20, 2017

**VIA E-MAIL**

Walter L. Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603

Re:    RiverNorth Marketplace Lending Corporation (the "Fund")
       Registration Statement on Form N-2
       Filed June 20, 2017
       File Nos. 333-218851; 811-23067

Dear Mr. Draney:

Pursuant to Securities Act Release No. 33-6510 and in reliance upon the representations contained in your letter dated June 27, 2017, submitted in respect of the registration statement referenced above, we performed a limited review of the Fund's registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

All page references are to the marked versions of the prospectus and the SAI that you provided. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.  Additionally, for convenience, we have generally organized our comments using headings and defined terms found in the registration statement.

Registration Statement

Prospectus

Outside Front Cover

The Offering

1.    The disclosure in this section briefly highlights the terms of the Series A Term Preferred Stock (the "Preferred Stock") offering.  However, the last sentence refers to the fact that the Fund's common stock is not listed on an exchange.  Accordingly, please move the last sentence to a different location of the prospectus to avoid any confusion regarding which of the Fund's securities are being offered through this prospectus.

2.     Separately, the staff notes that the Fund is currently engaged in a continuous offering of shares of its common stock.  In your response letter, please advise the staff regarding the Fund's plans to update that prospectus; for example, to reflect the increase in expenses that the Fund's common shareholders must now bear resulting from the offering and servicing of the Fund's Preferred Stock; to describe the competing liquidity needs resulting from the redemption features of the Preferred Stock and the required quarterly offers to repurchase shares of its common stock; and to provide any additional updates, as applicable.

3.     The reference to "Joint Book-Running Managers" should be changed to "Underwriters."

Prospectus Summary (page iv)

4.     Please file with the next pre-effective amendment to this N-2, the Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Stock referenced in the first paragraph.  We may have further comments.

Prospectus Summary - Priority of Payment

5.     Expand the disclosure to clarify that, subject to the asset coverage requirements of the Investment Company Act of 1940, the Fund may issue indebtedness that is senior in right of payment to the Preferred Stock without the vote or consent of the Preferred Stockholders.

Delay in Redemption Risk (page 12)

6.     The disclosure states that, if the Fund is unable to obtain sufficient liquidity prior to the Mandatory Redemption Date, it may be forced to engage in a partial redemption or delay a required redemption, and that this may also adversely affect the market price of the Preferred Stock.  We note that, as an interval fund, the Fund is required to offer to repurchase shares of its common stock on a quarterly basis.  Expand the risk disclosure, as needed, to address the additional impact of these quarterly repurchase offers on the Fund's liquidity needs.

Leverage Risks (page 47)

7.     The last paragraph of this risk factors states that if the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to holders of the Common Shares relative to the circumstance if the Fund had not reduced leverage.  Nevertheless, the Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and Common Share price if the prediction were to turn out to be correct, and determine not to reduce leverage.  Please revise to provide a plain English version of this disclosure and also to make clear the likely impact on holders of Preferred Stock.

Use of Proceeds (page 65)

8.   The disclosure states that any net proceeds from the sale of Preferred Stock will be invested in accordance with the Fund's investment objective and policies.  In your response letter, please confirm that no part of the net proceeds from this offering will be used as a return of capital to any of the Fund's shareholders.

Description of Series A Term Preferred Stock (page 67)

9.   The material terms of the Preferred Stock should be summarized in this section of the prospectus.  Accordingly, in the first sentence of this section, please replace the phrase "a brief description" with the phrase "a summary of the material terms."  Also expand the disclosure presented in this section, if needed, to ensure that material terms are, in fact, summarized therein.

U.S. Federal Income Tax Matters (page 166 )

10.   The prospectus discussion includes references to Chapman and Cutler LLP as having given the Fund its opinion on several tax matters described in this section, as well as in other sections of the prospectus and the SAI.  Accordingly, please file as an exhibit to the registration statement the consent of Chapman and Cutler LLP consenting to the prospectus and SAI discussion of its opinion regarding these tax matters.

Underwriting (page 175)

11.   Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering

12.   The disclosure at the bottom of page 175 states that shares of the Fund's common stock as being subject to the terms of the "lock-up."  Please clarify whether this in any way affects the Fund's ability to continuously offer and/or repurchase shares of its common stock.

13.   The disclosure on page 177 notes that certain underwriters may make a market in shares of the Series A Term Preferred Stock.  In your response letter, please confirm that any underwriter or other person making a market in the Preferred Stock will not be affiliated with the Fund.  In the alternative, please register the market-making transactions of such affiliates.


Signatures

14.   Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the majority of the Fund's Board of Trustees.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel